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                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth our earnings to fixed charges on a consolidated, historical basis for each of the periods indicated:



                                                      March 31,                             Year Ended December 31,
                                                ------------------       ------------------------------------------------------
                                                2004         2003         2003      2002         2001         2000        1999
                                                ----         ----         ----      ----         ----         ----        ----
                                                                   (In thousands, except ratios)
Earnings:
  Income (loss) before income tax expense       $(66,200)   $(87,900)    $29,000   $(101,800)   $(63,515)  $(26,905)   $213,003
Less: Capitalized interest                          (295)       (786)     (2,336)     (2,646)    (10,612)   (17,684)    (12,632)
Add:
  Interest on indebtedness                        12,040      11,158      47,508      46,261      47,429     36,046      16,339
  Amortization of debt expense                       307         221       1,103         815         703        330         440
  Amortization of capitalized interest             1,199       1,210       4,990       4,993       5,013      4,736       4,663
  Portion of rent under long-term operating
    leases representative of an interest
    factor                                        25,848      22,951      96,026      91,356      84,161     80,303      82,505
  Earnings available for fixed charges          $(27,101)   $(53,146)   $176,291     $38,979     $63,179    $76,836    $304,318
Fixed Charges:
  Interest                                       $12,040     $11,158     $47,508     $46,261     $47,429    $36,046     $16,339
  Amortization of debt expense                       307         221       1,103         815         703        330         440
  Portion of rent under long-term operating
    leases representative of an interest
    factor                                        25,848      22,951      96,026      91,356      84,161     80,313      82,505
Total Fixed Charges                              $38,195     $34,330    $144,637    $138,432    $132,293   $116,689     $99,284
Ratio of Earnings to Fixed Charges                    --          --        1.22        0.28        0.48       0.66        3.07
Coverage Deficiency                              $65,296     $87,476          --     $99,453     $69,114    $39,853          --

     For the purposes of computing this ratio, earnings represent net income before fixed charges and income taxes, adjusted to exclude capitalized interest. Fixed charges represent interest on indebtedness, a portion of rent under long-term operating leases that represents an interest factor and amortized expenses related to long- term debt.